Field Store House
Concept



Project Description

Field Store House is an agriculturally-focused hospitality project on the North Shore of Lake Superior in the Clover Valley farming region. We are re-imagining what it means to connect with the land through food and hospitality; creating a place where sustainability, community, and simplicity come together in a way that's deeply rooted in place.

Three Spokes of the Model

The Farm	The Cafe	The Inn

The Spokes

Farm – A 40-acre property (purchased August 2024) that is an undeveloped historic homestead and dairy farm with a trout tributary and 5 acres of mixed-species conifer. The property-usage plan is being approached using a soil-health and ecosystem-restoration matrix which forefronts analysis of watershed, soil-health, pre-industrial land usage, and integrative species relationship. Plans include a 1.5 acre market garden, grass-pasture, sheep for triple-use (wool, meat, milk) in a rotational grazing model, waterfowl (geese and ducks), perennial herb and spice gardens, orchard trees, and grape vines.

Café – A community-culture forward café that serves a day-time offering to the public with a farm-stand, casual and tasting-menu options. The café will have a simple dinner offering for guests staying on the property. It will be built on the original homestead blue-stone foundation and will live into the tension of a place of community access and welcome with fine food and tasting menu experiences. Imagine a place where local farmers and firefighters can stop for their morning croissant and out-of-town guests can enjoy a 6-course tasting menu for lunch. Proposed hours of operation: 1030am-3pm

Inn – A 4-room inn for guests enjoying the offerings of the property as a destination. Hosting includes dining options and access to all of the activity and agricultural-experience amenities of the property. Concierge services will support guests equally in exploring the area or creating a retreat-like experience on the property. The ethos of the hosting rooms would be one of connection to the land, products and food crafted with care for the guest, and a welcome that centers around the hearth and table.

Place in the Market

Field Store House sits at the intersections of fine-dining restaurants, garden-enhanced hospitality projects, and rural destination hosting. Our team's experience and skill-sets have been developed in the context of Michelin-level restaurants and Relais & Chateaux properties and we consider these places and people to be our industry family. We also have chosen to build this project because none of the places we've previously been privileged to work have fully closed the loops of resource preservation, land-use, and guests engagement that we are seeking and believe the hospitality industry requires in order to evolve.

Some comparison concepts that embody various aspects of the project are:

COMPS	
Mangholm - Hillerod, Denmark	Milkweed Inn – Upper Peninsula Michigan, US
Old Mill – Quebec, Canada	Babylonstoren – South Africa
Troisgros – Ouches, France	Blue Hill Stone Barns - New York, US

Concept Pillars



Hospitality	Simplicity	Sustainability	Community

Hospitality

At our core, we believe in warmth and generosity. Our hospitality is not just about service—it's about creating an inviting, meaningful experience that leaves a lasting impact on everyone who walks through our doors. We talk about 'deep hospitality' on our team, meaning one that de-emphasizes a perfect, superficial show in exchange for offerings that foster true connection, vulnerable exploration, and creativity.

Simplicity

True artistry lies in the humble and honest. We embrace simplicity not as a limitation, but as a philosophy—where thoughtful restraint elevates everything we do.

Sustainability

Our land is our legacy. As stewards of this earth, we are committed to protecting and nurturing it for future generations, cultivating a relationship with nature that respects its rhythms and resources. We accept the challenges this philosophy brings to a modern hospitality model as an invitation to create new, imaginative ways of working.

Community

We are more than a business; we are a cornerstone of our community, fostering deep connections and contributing to the shared growth and well-being of the people and places that surround us.

Unique Value

Our value proposition is to be a hospitality project that forges new models of executing our work in the world and prototyping the next generation of land-based hospitality. We consider our competition to be properties with various elements of our model internationally, while crafting ourselves to be culturally relevant and connected to our local area. We consider our work to be material and research for national and international conversations in the agricultural, soil-health, land-use, fine-dining, and hospitality industries. We believe the most potent answers to our current land-use and social issues are to be found in the intersections of these industries. We are willing to do the untested and uncertain work of living into these new models while demonstrating financial profit and solvency.

Foundational Practices

Zero-waste Hospitality	Prioritizing Land-use	Culture-setting & Prototyping

Zero-waste Hospitality

We acknowledge and take responsibility for the fact that the restaurant & hospitality industry sits in the top five of highest waste contributors to landfills in the world. We have been building relationships and educating ourselves with leaders of zero-waste hospitality development through groups such as MAD, led by three-star Michelin chefs and environmental strategy researchers. By building on current and constantly innovating models of zero-waste hospitality, guests would find themselves cared for in honest and inspiring ways. We seek to be the first zero-waste hospitality property in North America.

Prioritizing Land-use

The production approach of sustainable hospitality based on principles of biodynamics, dry-land farming, and rotational growing and grazing, closed-loop soil management is an integral part of the work. We seek to have an open-door practice for our guests about our agricultural and land-use principles in order for them to find invitation into the conversation for themselves. The approach is to seat ourselves within the international conversation in the agriculture and hospitality industries as a group of people who are invested in the continued learning and model-forging of sustainable cooking and hosting.

Culture-setting & Prototyping

We know the reason more front-runners in the hospitality industry aren't adopting these practices, despite their desires & values, is because of a shortage of current models that would enable them to continue their work in a way that doesn't compromise their brand and the current definitions of 'luxury' that we have created in the industry. We desire to be the ones who dive into the model-crafting, beta-testing, and imperfect process of forging these models for others to adopt. Offers of tours, workshops, and self-guided 'treasure' hunts for guests that invite them into our view of the land, and hosting of national events and gatherings about these topics would be an essential cultural aspect of the work of the property.

Development Trajectory

2024 April	property search on North Shore Lake Superior
2024 May	identity and business formation
2024 Sept	finalize land purchase
2024 Winter	plant first crops, utlities installation
2025 April - May	Market Garden plant, open Farm Stand, month-long brunch pop-up at Dreamcloud Coffee
2025 June	1st season Market Garden, Summer Field Dinner Series
2025 Fall/Winter	begin architectural design & master planning with AWH, open WeFunder micro-investor campaign, project fundraising, zoning
2026 June	Market Garden Season 2, on-farm cuisine offerings GOAL: secure SBA loan, begin farm, cafe, and inn build
2027 May	GOAL: open cafe & inn for first full-concept season

Team

Tony Weston	Seth O'Donovan
Growing up in the Upper Peninsula of Michigan and then spending the first-half of his adulthood cooking in Michelin-starred kitchens in San Francisco has influenced Tony in his equal love of the provincial and the classical. His greatest source of inspiration as a chef is the connection with the plants and animals he sources from and the work of translating a deep reverence for the land to his guests. His roles in this project include Chef and agricultural director.	With a very intersectional vocational background of social work, agriculture, and the hospitality industry, Seth carries a unique perspective on hospitality and fine-dining. An alum of such properties as The French Laundry, Frasca, and Dunton Hot Springs, she carries a passion for fine experience and seeks to move that forward into a more agriculturally-focused model. Her roles in this project include operations, dining-room oversight, and agricultural planning.



